UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 17)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015106

(CUSIP Number)

Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
300 South Grand Avenue, Suite 3400
Los Angeles, CA 90071
(213) 687-5000

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

June 29, 2018

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. David C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) -0-%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. Mary C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) -0-%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. DCMA Holdings, LP, Tax ID # 95-4731724

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) -0-%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Adventures in Learning Foundation, formerly known as The Pegasus Foundation, Tax ID # 95-4834973

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) -0-%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Collins Family Foundation, Tax ID # 95-4618828

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) -0-%

14.	Type of Reporting Person (See Instructions) CO

This filing amends Schedule 13D filed October 6, 2000 (the “Original Filing”), regarding the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”), as amended by Schedule 13D/A filed February 20, 2003 (“Amendment 1”), as amended by Schedule 13D/A filed February 8, 2005 (“Amendment 2”), as amended by Schedule 13D/A filed October 16, 2006 (“Amendment 3”), as amended by Schedule 13D/A filed September 14, 2012  (“Amendment 4”), as amended by Schedule 13D/A filed December 28, 2012 (“Amendment 5”), as amended by Schedule 13D/A filed January 31, 2013 (“Amendment 6”), as amended by Schedule 13D/A filed February 25, 2013 (“Amendment 7”), as amended by Schedule 13D/A filed February 27, 2013 (“Amendment 8”), as amended by Schedule 13D/A filed March 11, 2013 (“Amendment 9”), as amended by Schedule 13D/A filed February 17, 2015 (“Amendment 10”), as amended by Schedule 13D/A filed May 18, 2015 (“Amendment 11”), as amended by Schedule 13D/A filed October 13, 2015 (“Amendment 12”), as amended by Schedule 13D/A filed December 12, 2015 (“Amendment 13”), as amended by 13D/A filed August 15, 2016 (“Amendment 14”),  as amended by Schedule 13D/A filed January 17, 2018 (“Amendment 15”), and as further amended by Schedule 13D/A filed May 14, 2018 (“Amendment 16,” and, collectively, with the Original Filing, Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5, Amendment 6, Amendment 7, Amendment 8, Amendment 9, Amendment 10, Amendment 11, Amendment 12, Amendment 13, Amendment 14, Amendment 15 and Amendment 16,  the “Prior Filings”).  The Prior Filings are hereby amended as set forth below.  References should be made to the Prior Filings for additional information.  Terms with initial capital letters not defined in this Amendment No. 17 are used with the meanings assigned to them in the Prior Filings. This Amendment No. 17 constitutes the final amendment to the Schedule 13D and constitutes an “exit filing” for each of the Reporting Persons.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

As previously disclosed, on January 16, 2018, Dr. David C. Collins and Mrs. Mary C. Collins informed the Board of Directors of the Company that they had engaged Kerlin Capital Group to assist them in connection with a review of their investment in the Company and that the Reporting Persons had reached the determination to seek to reduce their ownership in the Company by selling or otherwise disposing of some or all of their shares in the Company,  and may engage in discussions with third parties regarding the same. Accordingly, working cooperatively with the Company, the Reporting Persons have engaged in discussions and negotiations with the Kevin Ross Gruneich Legacy Trust (the “Trust”) regarding a sale of all of their shares in the Company.

On June 29, 2018, the Trust, the Reporting Persons and the Company entered into a Securities Purchase Agreement (the “Agreement”), pursuant to which the Reporting Persons transferred and sold 7,495,332 shares of Common Stock, representing all of the Common Stock beneficially owned by the Reporting Persons, to the Trust for an aggregate purchase price of $7,495,332. The Agreement is attached hereto as Exhibit 1 and incorporated herein by reference. Pursuant to the Agreement, the purchase price was paid on June 29, 2018, and the Reporting Persons ceased to have beneficial ownership (including both economic rights and voting power). The Reporting Persons continue to have record ownership of such shares until such shares are transferred to the Trust as required by the Agreement. The Agreement contains customary representations, warranties and covenants of the parties thereto, respectively, and the Reporting Persons and the Trust have agreed to indemnify each other against certain losses resulting from breaches of their respective representations, warranties and covenants. In addition, the Reporting Persons have agreed to indemnify the Trust against certain losses resulting from breaches of the Company’s representations and warranties and indemnify the Company against certain third party claims. Further, the Agreement provides for (i) the resignation of Dr. Collins as the Chairman of the Board of the Company and (ii) the resignations of Dr. and Mrs. Collins as directors, officers, employees and consultants of the Company and its subsidiaries, as applicable.  After giving effect to the transactions contemplated by the Agreement, the Reporting Persons no longer beneficially own any of the Company’s Common Stock. Additional information about the Agreement is set forth in response to Item 5 and is incorporated herein by reference. The foregoing summary is qualified in its entirety by the full text of the Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Simultaneously with the consummation of the transactions contemplated by the Agreement, and as a condition to the consummation of  the Agreement, the Trust and the Company entered into a Line of Credit Agreement that provides the Company with a line of credit of up to $5,000,000 subject to the terms and conditions set forth therein (the “Credit Agreement”). Additional information about the Credit Agreement is set forth in the Company’s Current Report on Form 8-K filed on July 2, 2018.

In addition, as previously disclosed, on May 10, 2018, Dr. Collins, Mrs. Collins and the Company entered into an Expense Reimbursement Agreement whereby Dr. and Mrs. Collins agreed to reimburse the Company for certain of its legal fees and independent committee meeting fees that were incurred by the Company in connection with the Reporting Persons’ exploration of the sale or other disposition of some or all of their shares in the Company (the “Sale Exploration”) in an amount of $85,000 if no share sale transaction was consummated and $175,000 if a share sale transaction was consummated.  On June 29, 2018, Dr. and Mrs. Collins and the Company entered into an amendment to their Expense Reimbursement Agreement whereby Dr. and Mrs. Collins agreed to reimburse the Company for all of its transaction expenses, including, without limitation, its attorneys’ fees, accounting fees, consulting fees, filing fees, Board Committee meeting fees and other out-of-pocket expenses that were incurred by the Company relating to the Sale Exploration, the sale of the Reporting Persons’ shares in the Company to the Trust, and the Company’s negotiation and documentation of the Credit Agreement in an amount equal to $402,186, which was paid concurrently with the consummation of the sale of shares and the Credit Agreement transactions.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding the following:

(a), (b)   As of the date hereof, each of the Reporting Persons beneficially owns 0 shares of Common Stock, representing 0.0% of the Company’s outstanding Common Stock, although the Reporting Persons continue to have record ownership of such shares until such shares are transferred to the Trust as required by the Agreement attached hereto as Exhibit 1 and incorporated herein by reference.

(c)   On June 29, 2018, the Reporting Persons entered into the Agreement, pursuant to which the Reporting Persons transferred and sold 7,495,332 shares of Common Stock, representing all of the Common Stock beneficially owned by the Reporting Persons, to the Trust for an aggregate purchase price of $7,495,332, or $1.00 per share of Common Stock. Except as set forth in the immediately preceding sentence, there have been no transactions in the shares of Common Stock during the sixty days prior to the date hereof by the Reporting Persons.

(d)   Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 7,495,332 shares of Common Stock formerly beneficially owned by the Reporting Persons.

(e)   The Reporting Persons ceased to be the beneficial owners of the shares of Company Common Stock previously owned by them on June 29, 2018, pursuant to the Agreement attached hereto as Exhibit 1 and incorporated herein by reference, and in connection with the transaction described in Item 4 hereof, which description is incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The response to Item 4 of this Amendment No. 17 is incorporated herein by reference.
Item 7.  Material to Be Filed as Exhibits

Exhibit 99.(A):  Agreement Relating to Joint Filing.

Exhibit 1: Securities Purchase Agreement, dated as of June 29, 2018, by and between the Reporting Persons, the Trust and the Company.

Exhibit 2: First Amendment to the Expense Reimbursement Agreement, dated as of June 29, 2018, by and among Dr. David C. Collins, Mary C. Collins and Learning Tree International, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2018

/s/ David C. Collins
David C. Collins

/s/ Mary C. Collins
Mary C. Collins

DCMA HOLDINGS, L.P.

	By	/s/ Mary C. Collins
Mary C. Collins
Its General Partner

THE ADVENTURES IN LEARNING FOUNDATION

	By	/s/ Mary C. Collins
Mary C. Collins
Its Trustee

THE COLLINS FAMILY FOUNDATION

	By	/s/ Mary C. Collins
Mary C. Collins
Its President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)